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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                  SCHEDULE TO
                                (RULE 14D-100)
         Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) Of
                      The Securities Exchange Act of 1934

                          ROBERTSON-CECO CORPORATION
                      (Name of Subject Company (Issuer))

                        RHH ACQUISITION CORP. (OFFEROR)
                           THE HEICO COMPANIES, LLC
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   770539203
                     (CUSIP Number of Class of Securities)

                            Michael E. Heisley, Sr.
                           The Heico Companies, LLC
                        5600 Three First National Plaza
                            Chicago, Illinois 60602
                                (312) 419-8220

                                With a copy to:
                            Helen R. Friedli, P.C.
                            McDermott, Will & Emery
                            227 West Monroe Street
                            Chicago, Illinois 60606
                                (312) 372-2000
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                           CALCULATION OF FILING FEE

      Transaction Valuation* $52,021,113  Amount Of Filing Fee $10,405

   *Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 4,523,575 shares of common stock, par value $.01 per share (the "Shares"), of Robertson-Ceco Corporation, a Delaware Corporation (the "Company"), at the tender price of $11.50 per share net to the seller in cash, without interest thereon. Pursuant to the Agreement and Plan of Merger, dated as of April 20, 2000, between RHH Acquisition Corp. ("Purchaser") and the Company, the Company represented that as of such date, it had 16,096,550 shares outstanding. Purchaser already beneficially owns 11,572,975 shares which will not be tendered. Based on the foregoing, the transaction value is equal to the product of
   (i) (A) 16,096,550 shares (the number of shares outstanding), minus (b) 11,572,975 (the number of shares beneficially owned by Purchaser), multiplied by (ii) $11.50. The amount of the filing fee, calculated in accordance with Rule 0-11 Under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Purchaser.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by Registration Statement Number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                   Not applicable.
                   Not applicable.
Form or Registration No.:
                   Not applicable.
Filing Party:      Not applicable.
Date Filed:        Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[X]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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

                                 INTRODUCTION

   This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by RHH Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of Robertson-Ceco Corporation, a Delaware corporation (the "Company"), at a purchase price of $11.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference.

   All information in the Offer to Purchase, including all schedules thereto, is incorporated by reference in answer to all of the items in this Statement.

Exhibits

Exhibit
Number       Title
-------      -----
(a)(1)(i)    Offer to Purchase, dated May 4, 2000.

(a)(1)(ii)   Letter of Transmittal.

(a)(1)(iii)  Notice of Guaranteed Delivery.

             Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
(a)(1)(iv)   Nominees.

(a)(2)       Not applicable.

(a)(3)       Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)       Not applicable.

(a)(5)(i)    Press Release, dated April 20, 2000.

(a)(5)(ii)   Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees to Clients.

             Guidelines for Certification of Taxpayer Identification Number on
(a)(5)(iii)  Substitute Form W-9.

(a)(5)(iv)   Agreement and Plan of Merger, dated as of April 20, 2000, between RHH
             Acquisition Corp. and the Company.

(a)(5)(v)    Audited financial statements for the Company's 1998 and 1999 fiscal years, beginning on page F-1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (incorporated by reference to the
             Company's Annual Report on Form 10-K filed with the Commission on March
             29, 2000).

(b)          Not applicable.

(c)(i)       Financial presentation prepared for the Special Committee of the Board of
             Directors of the Company by CIBC World Markets Corp., dated April 20,
             2000.

(c)(ii)      Opinion of CIBC World Markets Corp., dated April 20, 2000 (incorporated by reference to Annex A of the Solicitation/Recommendation Statement on
             Schedule 14D-9 of the Company filed with the Commission on May 4, 2000).

(d)          Not applicable.

(f)          Section 262 of the Delaware General Corporation Law (included as Schedule
             II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)          Not applicable.

(h)          Not applicable.

(i)          Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          RHH Acquisition Corp.

                                                  /s/ Michael E. Heisley
                                          By: _________________________________
                                                    Michael E. Heisley
                                                         President

                                          The Heico Companies, LLC

                                                  /s/ Michael E. Heisley
                                          By: _________________________________
                                                    Michael E. Heisley
                                               President and Chief Executive
                                                          Officer

Dated: May 4, 2000

                                 EXHIBIT INDEX

   Exhibit
   Number    Title
   -------   -----
 (a)(1)(i)   Offer to Purchase, dated May 4, 2000.

 (a)(1)(ii)  Letter of Transmittal.

 (a)(1)(iii) Notice of Guaranteed Delivery.

 (a)(1)(iv)  Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

 (a)(2)      Not applicable.

 (a)(3)      Exhibit (a)(1)(i) is incorporated herein by reference.

 (a)(4)      Not applicable.

 (a)(5)(i)   Press Release, dated April 20, 2000.

 (a)(5)(ii)  Letter from Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees to Clients.

 (a)(5)(iii) Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.

 (a)(5)(iv) Agreement and Plan of Merger, dated as of April 20, 2000, between RHH Acquisition Corp. and the Company.

 (a)(5)(v) Audited financial statements for the Company's 1998 and 1999 fiscal years, beginning on page
             F-1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 29, 2000).

 (b)         Not applicable.

 (c)(i) Financial presentation prepared for the Special Committee of the Board of Directors of the Company by CIBC World Markets
             Corp., dated April 20, 2000.

 (c)(ii)     Opinion of CIBC World Markets Corp., dated April 20, 2000
             (incorporated by reference to Annex A of the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed with the Commission on May 4, 2000).

 (d)         Not applicable.

 (f)         Section 262 of the Delaware General Corporation Law
             (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

 (g)         Not applicable.

 (h)         Not applicable.

 (i)         Not applicable.